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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE TO THE MARKET

EMBRAER S.A. (“Embraer” or “Company”), in compliance with the provisions set forth in Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários) Resolution nº 44, of August 23, 2021, and in attention to the newspaper article published by Estado de São Paulo this morning, February 10, 2023, under the title “Companies project billionaire losses after STF decision” (free translation), according to which, in the context of the recent decision of the Brazilian Supreme Court (Supremo Tribunal Federal or “STF”) regarding the “Social Contribution on Net Income” tax (Contribuição Social sobre o Lucro Líquido or “CSLL”) and its potential impacts on taxpayers, “[a]t Embraer, the estimated impact is at least R$ 1.16 billion per year, according to sector specialists” (free translation), hereby clarifies its shareholders and the market that, contrary to what was incorrectly conveyed in the above mentioned article, Embraer does not anticipate material financial impacts for the Company relating to CSLL due to such STF decision, either on its cash position or on its annual results. The Company regularly calculates and collects CSLL, and informs that it does not have ongoing proceedings nor final, unappealable decision (decisão final transitada em julgado) on the non-collection of tax. Consequently, Embraer clarifies that it does not expect any impact on the calculation or collection of CSLL.

São José dos Campos, February 10, 2023.

Antonio Carlos Garcia

Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations